UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 15 December 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Resignation of Executive Director

Johannesburg. Thursday, 15 December 2011. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") advises that in compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, the board of Harmony herewith announces the resignation of Hannes Meyer as financial director of the company with effect from 14 March 2012. Hannes has decided to pursue other business interests.

"Hannes has made an invaluable contribution to the company. Although his resignation is a great disappointment, he leaves behind a strong financial team and will be assisting us for the next three months. This allows us sufficient time in which to find a suitable candidate to fill the position", said Graham Briggs, chief executive officer.

Ends.

Issued by Harmony Gold Mining Company Limited

15 December 2011

For more details contact:

Graham Briggs
Chief Executive Officer

+27 (0) 83 265 0274 (mobile)

Henrika Basterfield
Investor Relations Officer

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director